U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                  SHALLBETTER INDUSTRIES, INC.
         (Name of Small Business Issuer in its charter)


           Minnesota                        41-1961936
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


        11900 Wayzata Blvd., Suite 100, Hopkins, MN 55305
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (612) 541-1155


Securities to be registered under Section 12(b) of the Act:


Securities to be registered under Section 12(g) of the Act:

                  Common Stock, Par Value $0.01

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                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

Part I

1.   Description of Business                                    3

2.   Management's  Discussion and  Analysis  or  Plan  of       7
     Operations

3.   Description of Properties                                  8

4.   Security Ownership of Certain Beneficial Owners  and       8
     Management

5.   Directors, Executive Officers, Promoters and Control       9
     Persons

6.   Executive Compensation                                    10

7.   Certain Relationships and Related Transactions            10

8.   Description of Securities                                 10

Part II

1.   Market Price of and Dividends on the Registrant's         11
     Common Equity and Related Stockholder Matters

2.   Legal Proceedings                                         11

3.   Changes in and Disagreements with Accountants             11

4.   Recent Sales of Unregistered Securities                   11

5.   Indemnification of Directors and Officers                 11

Part F/S  Financial Statements                                 15

Part III

1.   Index to Exhibits                                         15

2.   Description of Exhibits                                   15


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                             PART I

                ITEM 1.  DESCRIPTION OF BUSINESS

History

Shallbetter Industries, Inc. (the "Company") was formed as a Minnesota corporation on September 18, 1968, for the purpose of designing, manufacturing, and marketing low and medium voltage electrical power distribution equipment. In February of 1969, the Company completed an Intrastate Minnesota public offering and sold 100,000 shares of its common stock to the public at $2.50 per share.

Through the 1970's, the Company expanded its operations, so that it was offering nationally pre-engineered electrical products through catalogs to wholesale electrical supply houses. Annual sales for the company were historically in the $1.0 to $2.0 million range. In early 1982, due to recession and financial losses at the Company, the Company's bank withdrew the Company's line of credit. Consequently, the Company filed for chapter 11 protection from its creditors in April 1982. The bankruptcy action converted to chapter 7 and the Company's assets were liquidated in June of 1982. The Company then ceased operations and been inactive since.

On December 9, 1999, the sole remaining officer and director of the Company resigned his positions following the appointment of Craig Laughlin to the Board of Directors. Mr. Laughlin has undertaken to prepare the Company to seek a new business venture in which to participate.

At a special meeting of stockholders held on December 29, 1999, the following actions were taken:

     *    Elected Craig Laughlin the sole director of the Issuer.
     *    Appointed an independent auditor
     *    Adopted Amended and Restated Articles of Incorporation
     *    Adopted new Corporate By-Laws

General

The Company is seeking a favorable business opportunity to acquire. The Company has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction as of the date of this filing. The Company continues to investigate, review, and evaluate business opportunities as they become available and will seek to acquire or become engaged in business opportunities at such time as specific opportunities warrant. The Company cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

It is anticipated that business opportunities will be identified for the Company through its officers and directors and through professional advisors including securities broker-dealers and through members of the financial community. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis regarding the quality of the other firm's management and personnel, the asset base of such firm or enterprise, the anticipated acceptability of new products or marketing concepts, the merit of the firm's business plan, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria.

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There are no plans or arrangements proposed or under
consideration for the issuance or sale of additional securities by the Company prior to the identification of an acquisition candidate. Consequently, management anticipates that it may be able to participate in only one potential business venture, due primarily to the Company's limited capital. This lack of diversification should be considered a substantial risk, because it will not permit the Company to offset potential losses from one venture against gains from another.

Selection of a Business

The Company anticipates that businesses for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on personal contacts of its officers and directors and their affiliates, as well as indirect associations between them and other business and professional people. By relying on "word of mouth", the Company may be limited in the number of potential acquisitions it can identify. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company.

Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments based on a percentage of revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of utilizing such services.

The Company will not restrict its search to any particular business, industry, or geographical location, and management reserves the right to evaluate and enter into any type of business in any location. The Company may participate in a newly organized business venture or a more established company entering a new phase of growth or in need of additional capital to overcome existing financial problems. Participation in a new business venture entails greater risks since in many instances management of such a venture will not have proved its ability, the eventual market of such venture's product or services will likely not be established, and the profitability of the venture will be unproved and cannot be predicted accurately. If the Company participates in a more established firm with existing financial problems, it may be subjected to risk because the financial resources of the Company may not be adequate to eliminate or reverse the circumstances leading to such financial problems.

In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company.

The analysis of new businesses will be undertaken by or under the supervision of the officers and directors. In analyzing prospective businesses, management will consider, to the extent applicable, the available technical, financial, and managerial resources; working capital and other prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trade or service marks; name identification; and other relevant factors.

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The decision to participate in a specific business may be based on management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and other factors which are difficult, if not impossible, to analyze through any objective criteria. It is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, and other factors.

The Company will analyze all available factors and make a determination based on a composite of available facts, without reliance on any single factor. The period within which the Company may participate in a business cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of businesses, the time required for the Company to complete its investigation and analysis of prospective businesses, the time required to prepare appropriate documents and agreements providing for the Company's participation, and other circumstances.

Acquisition of a Business

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, or other reorganization with another corporation or entity; joint venture; license; purchase and sale of assets; or purchase and sale of stock, the exact nature of which cannot now be predicted. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

In connection with the Company's acquisition of a business, the present shareholders of the Company, including officers and directors, may, as a negotiated element of the acquisition, sell a portion or all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. As a result of such sales, affiliates of the entity participating in the business reorganization with the Company would acquire a higher percentage of equity ownership in the Company. Management does not intend to actively negotiate for or otherwise require the purchase of all or any portion of its stock as a condition to or in connection with any proposed merger or acquisition. Although the Company's present shareholders did not acquire their shares of Common Stock with a view towards any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders in order to reduce the amount of shares held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's common stock that could result from substantial sales of such shares after the business reorganization. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

In the event sales of shares by present shareholders of the Company, including officers and directors, is a negotiated element of a future acquisition, a conflict of interest may arise because directors will be negotiating for the acquisition on behalf of the Company and for sale of their shares for their own respective accounts. Where a business opportunity is well suited for acquisition by the Company, but affiliates of the business opportunity impose a condition that management sell their shares at a price which is unacceptable

                                5
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to them, management may not sacrifice their financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for their shares is high, Management will be tempted to effect the acquisition to realize a substantial gain on their shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for their shares is fair. Stockholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under state law to act in the best interests of the Company and its stockholders.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. Although the terms of such registration rights and the number of securities, if any, which may be registered cannot be predicted, it may be expected that registration of securities by the Company in these circumstances would entail substantial expense to the Company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to structure the acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986, (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a)(1) of the Code provides for tax-free treatment of certain business reorganizations between corporate entities where one corporation is merged with or acquires the securities or assets of another corporation. Generally, the Company will be the acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities. It is not uncommon, however, that as a negotiated element of a transaction completed in reliance on section 368, the acquiring corporation issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity. Therefore, regardless of the form of the business acquisition, it may be anticipated that stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in the Company.

Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify

                                6
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certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition

The Company's operation following its acquisition of a business will be dependent on the nature of the business and the interest acquired. The Company is unable to predict whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

Governmental Regulation

It is impossible to predict the government regulation, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets and/or conduct of businesses which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable investments.

Employees

The Company is a development stage company and currently has no employees. The sole executive officer, who is not compensated for his time contributed to the Company, will devote only such time to the affairs of the Company as he deems appropriate, which is estimated to be approximately 20 hours per month. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business industry.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Results of Operations

The Company had no revenue for the six-month periods ended June
30, 2000 and 1999, and for the years ended December 31, 1999, 1998 and 1997.

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General and administrative expenses for the six months ended June
30, 2000, were $2,323, and the Company had no such expenses during the corresponding period in 1999 or for the years ended December 31, 1999, 1998 and 1997. General and administrative expenses during the six-month period ended June 30, 2000, consisted of fees and related expenses associated with reviving the Company. The Company realized a net loss of $2,323 for the first six months of 2000, and no net income or loss for the corresponding period in 1999 or for the years ended December 31, 1999, 1998 and 1997.

The Company does not expect to generate any meaningful revenue or incur operating expenses unless and until it acquires an interest in an operating company.

Liquidity and Capital Resources

At June 30, 2000, the Company had working capital of $6,849 and a retained deficit of $22,052. The working capital is the result of the sale to Craig Laughlin of 1,000,000 shares of the Company's common stock at $0.01 per share, or a total of$10,000. The shares were purchased through a promissory note that was paid in full in June 2000. Management believes the Company has sufficient funds to meet its anticipated needs through the first half of 2001.

The Company's need for capital may change dramatically if it acquires an interest in a business opportunity during the next 12 months. The Company's current operating plan is to (i) handle the administrative and reporting requirements of a public company; and (ii) search for potential businesses, products, technologies and companies for acquisition. At present, the Company has no understandings, commitments or agreements with respect to the acquisition of any business, product, technology or company and there can be no assurance that the Company will identify any such business, product, technology or company suitable for acquisition in the future. Further, there can be no assurance that the Company would be successful in consummating any acquisition on favorable terms or that it will be able to profitably manage the business, product, technology or company it acquires.

               ITEM 3.  DESCRIPTION OF PROPERTIES

The Company uses offices at 11900 Wayzata Blvd., Suite 100,
Hopkins, MN 55305, provided by its sole officer and director at no charge.

  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT

The following table sets forth as of July 31, 2000, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and
(iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

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                                           Common     Percent
                                           Shares        of
                                                      Class(2)
Name and Address

Craig Laughlin (1)                        1,000,000     83.5
11900 Wayzata Blvd., Suite 100
Hopkins,  MN 55305

(1) Craig Laughlin is the sole executive officer and director of the Company.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

Directors and Officers

The following table sets forth the names, ages, and positions with the Company for the sole director and officer of the Company.

Name                Age  Positions (1)                   Since

Craig Laughlin      50   President and Director           1999

All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

The following is information on the business experience of each director and officer.

Craig Laughlin is the founder and President of SRC Funding, Inc., which structures venture capital financing for early stage companies. Mr. Laughlin has been a consultant in the areas of mergers, acquisitions, and early stage financing since 1986.
From May 1990 through July 2000, Mr. Laughlin served as a member of the board of directors of Century Controls International, Inc., a publicly held company engaged in the business of designing, manufacturing, and marketing a line of proprietary control devices used in the management of large commercial and industrial steam boilers and of certain manufacturing processes.

Other Shell Company Activities

Mr. Laughlin is currently a director of Future Technologies, Inc., a publicly held shell corporation seeking a business acquisition. The possibility exists that Mr. Laughlin could become an officer and/or director of other shell companies in the future. Certain conflicts of interest are inherent in the participation of the Company's sole officer and director as management in other shell companies, which may be difficult, if not impossible, to resolve in all cases in the best interests of the Company. Failure by management to conduct the Company's business in its best interests may result in liability of management of the Company to the stockholders.

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                 ITEM 6.  EXECUTIVE COMPENSATION

The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

On acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under "Item 1. Business." In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the sale and purchase of the Company's common stock described under Part II, Item 4. Recent Sales of Unregistered Securities," there are no proposed transactions and no transactions during the past two years to which the Company was a party and in which any officer, director, or principal stockholder, or their affiliates or associates, was also a party.

               ITEM 8.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 45,000,000 shares of common stock, par value $0.01 per share, of which 1,197,285 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

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The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.01, none of which are issued and outstanding. The Company currently has no plans to issue any preferred stock. The Company's board of directors has authority, without action by the stockholders, to issue all or any portion of the unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of the common stock.

                             PART II

 ITEM 1.  MARKET FOR COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

There is presently no established trading market for the Company's common stock.

All shares of common stock outstanding may be sold without restriction, except 1,000,000 shares, which are held by the sole officer and director of the Company. After December 2000, shares held by the sole officer and director may be sold subject to complying with all of the terms and conditions of Rule 144.

Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

At July 31, 2000, there were approximately 279 holders of record of the Company's common stock.

                   ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against the Company have been threatened.

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company did not engage an independent accountant from 1982 until December 1999, when it engaged S. W. Hatfield as its independent accountant. There have been no disagreements with the accountant for the Company since December 1999.

        ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On December 29, 1999, the Company sold 1,000,000 shares of common stock to Craig Laughlin, the sole officer and director of the Company, for $10,000. No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The shares were offered and sold in reliance on the exemption set forth in Section 4(2) of the Securities Act of 1933.

       ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's articles of incorporation provide the following:

     A director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except for: (i) liability based on a breach of the duty of loyalty to the corporation or the shareholders; (ii) liability for acts or

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

     omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on the payment of an improper dividend or an improper repurchase of the corporation's stock under Minnesota Statutes, Section 302A.559, or on violations of federal or state securities laws; (iv) liability for any transaction from which the director derived an improper personal benefit; or (v) liability for any act or omission prior to the date this Article VI becomes effective. If Minnesota statutes, Chapter 302A, hereafter is amended to authorize the further elimination or limitation of the liability of the directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Chapter 302A. Any repeal of this provision as a matter of law or any modification of this Article by the shareholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

The Company's by-laws provide that the officers and directors shall have rights to indemnification provided by Minnesota statute. Section 302A.521 of the Minnesota Statutes provided as follows:

          Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

          (b) "Corporation" includes a domestic or foreign corporation that was the predecessor of the corporation referred to in this section in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

          (c) "Official capacity" means (1) with respect to a director, the position of director in a corporation, (2) with respect to a person other than a director, the elective or appointive office or position held by an officer, member of a committee of the board, or the employment relationship undertaken by an employee of the corporation, and (3) with respect to a director, officer, or employee of the corporation who, while a director, officer, or employee of the corporation, is or was serving at the request of the corporation or whose duties in that position involve or involved service as a director, officer, partner, trustee, employee, or agent of another organization or employee benefit plan, the position of that person as a director, officer, partner, trustee, employee, or agent, as the case may be, of the other organization or employee benefit plan.

          (d) "Proceeding" means a threatened, pending, or completed civil, criminal, administrative, arbitration, or investigative proceeding, including a proceeding by or in the right of the corporation.

          (e) "Special legal counsel" means counsel who has not represented the corporation or a related organization, or a director, officer, member of a committee of the board, or employee, whose indemnification is in issue.

          Subdivision 2. Indemnification mandatory; standard.
     (a) Subject to the provisions of subdivision 4, a corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person:

          (1) Has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions;

          (2)  Acted in good faith;

          (3)  Received no improper personal benefit and section
     302A.255, if applicable, has been satisfied;

          (4) In the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and

          (5) In the case of acts or omissions occurring in the official capacity described in subdivision 1, paragraph (c), clause (1) or (2), reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions occurring in the official capacity described in subdivision 1, paragraph (c), clause (3), reasonably believed that the conduct was not opposed to the best interests of the corporation. If the person's acts or omissions complained of in the proceeding relate to conduct as a director, officer, trustee, employee, or agent of an employee benefit plan, the conduct is not considered to be opposed to the best interests of the corporation if the person reasonably believed that the conduct was in the best interests of the participants or beneficiaries of the employee benefit plan.

          (b) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, establish that the person did not meet the criteria set forth in this subdivision.

          Subdivision 3. Advances. Subject to the provisions of subdivision 4, if a person is made or threatened to be made a party to a proceeding, the person is entitled, upon written request to the corporation, to payment or reimbursement by the corporation of reasonable expenses, including attorneys' fees and disbursements, incurred by the person in advance of the final disposition of the proceeding, (a) upon receipt by the corporation of a written affirmation by the person of a good faith belief that the criteria for indemnification set forth in subdivision 2 have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the corporation, if it is ultimately determined that the criteria for indemnification have not been satisfied, and (b) after a determination that the facts then known to those making the determination would not preclude indemnification under this section. The written undertaking required by clause (a) is an unlimited general obligation of the person making it, but need not be secured and shall be accepted without reference to financial ability to make the repayment.

          Subdivision. 4.     Prohibition or limit on
     indemnification or advances. The articles or bylaws either may prohibit indemnification or advances of expenses otherwise required by this section or may impose conditions on indemnification or advances of expenses in addition to the conditions contained in subdivisions 2 and 3 including, without limitation, monetary limits on indemnification or advances of expenses, if the prohibition or conditions apply equally to all persons or to all persons within a given class. A prohibition or limit on indemnification or advances may not apply to or affect the right of a person to indemnification or advances of expenses with respect to any acts or omissions of the person occurring prior to the effective date of a provision in the articles or the date of adoption of a provision in the bylaws establishing the prohibition or limit on indemnification or advances.

          Subdivision 5. Reimbursement to witnesses. This section does not require, or limit the ability of, a corporation to reimburse expenses, including attorneys' fees and disbursements, incurred by a person in connection with an appearance as a witness in a proceeding at a time when the person has not been made or threatened to be made a party to a proceeding.

          Subdivision 6. Determination of eligibility. (a) All determinations whether indemnification of a person is required because the criteria set forth in subdivision 2 have been satisfied and whether a person is entitled to payment or reimbursement of expenses in advance of the final disposition of a proceeding as provided in subdivision 3 shall be made:

          (1) By the board by a majority of a quorum, if the directors who are at the time parties to the proceeding are not counted for determining either a majority or the presence of a quorum;

          (2) If a quorum under clause (1) cannot be obtained, by a majority of a committee of the board, consisting solely of two or more directors not at the time parties to the proceeding, duly designated to act in the matter by a majority of the full board including directors who are parties;

          (3)  If a determination is not made under clause (1) or
     (2), by special legal counsel, selected either by a majority of the board or a committee by vote pursuant to clause (1) or (2) or, if the requisite quorum of the full board cannot be obtained and the committee cannot be established, by a majority of the full board including directors who are parties;

          (4) If a determination is not made under clauses (1) to (3), by the shareholders, but the shares held by parties to the proceeding must not be counted in determining the presence of a quorum and are not considered to be present and entitled to vote on the determination; or

          (5)  If an adverse determination is made under clauses
     (1) to (4) or under paragraph (b), or if no determination is made under clauses (1) to (4) or under paragraph (b) within 60 days after (i) the later to occur of the termination of a proceeding or a written request for indemnification to the corporation or (ii) a written request for an advance of expenses, as the case may be, by a court in this state, which may be the same court in which the proceeding involving the person's liability took place, upon application of the person and any notice the court requires. The person seeking indemnification or payment or reimbursement of expenses pursuant to this clause has the burden of establishing that the person is entitled to indemnification or payment or reimbursement of expenses.

          (6) With respect to a person who is not, and was not at the time of the acts or omissions complained of in the proceedings, a director, officer, or person possessing, directly or indirectly, the power to direct or cause the direction of the management or policies of the corporation, the determination whether indemnification of this person is required because the criteria set forth in subdivision 2 have been satisfied and whether this person is entitled to payment or reimbursement of expenses in advance of the final disposition of a proceeding as provided in subdivision 3 may be made by an annually appointed committee of the board, having at least one member who is a director. The committee shall report at least annually to the board concerning its actions.

          Subdivision 7. Insurance. A corporation may purchase and maintain insurance on behalf of a person in that person's official capacity against any liability asserted against and incurred by the person in or arising from that capacity, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of this section.

          Subdivision 8. Disclosure. A corporation that indemnifies or advances expenses to a person in accordance with this section in connection with a proceeding by or on behalf of the corporation shall report to the shareholders in writing the amount of the indemnification or advance and to whom and on whose behalf it was paid not later than the next meeting of shareholders.

                            PART F/S
                      FINANCIAL STATEMENTS

     The financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial
Statements on page 17.

                            PART III

                   ITEM 1.  INDEX TO EXHIBITS
                ITEM 2.  DESCRIPTION OF EXHIBITS

     Copies of the following documents are included as exhibits to this report.

Exhibit  Form 1-A   Title of Document
  No.    Ref. No.

   1        (2)     Restated Articles of Incorporation

   2        (2)     By-Laws

   3        (6)     Subscription  Agreement dated December 29, 1999

   4        (6)     Promissory  Note  and  Security   Agreement
                    dated December 29, 1999

   5       (15)     Financial Data Schedules

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                                   SHALLBETTER INDUSTRIES, INC.


Date:   August  7,  2000           By: /s/ Craig Laughlin, President

In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated: August 7, 2000            /s/ Craig Laughlin, Director

                  SHALLBETTER INDUSTRIES, INC.

                            CONTENTS


                                                        Page
Annual Financial Statements

Report of Independent Certified Public Accountants       18

Balance Sheets as of December 31, 1999, 1998 and 1997    19

 Statements of Operations and Comprehensive Income
  for the years ended December 31, 1999, 1998 and 1997   20

 Statement of Changes in Shareholders' Equity
  for the years ended December 31, 1999, 1998 and 1997   21

 Statements of Cash Flows
  for the years ended December 31, 1999, 1998 and 1997   22

 Notes to Financial Statements                           23

 Interim Financial Statements

 Accountant's Review Report                              25

 Balance Sheets
  as of June 30, 2000 and 1999                           26

 Statements of Operations and Comprehensive Income for
  the six and three months ended June 30, 2000 and 1999  27

 Statements of Cash Flows for
  the six and three months ended June 30, 2000 and 1999  28

 Notes to Financial Statements                           29

       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Shareholders
Shallbetter Industries, Inc.

We have audited the accompanying balance sheets of Shallbetter Industries, Inc. (a Minnesota corporation) as of December 31, 1999, 1998 and 1997 and the related statements of operations and comprehensive income, changes in shareholders' equity and cash flows for the each of the three years then ended, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shallbetter Industries, Inc. as of December 31, 1999, 1998 and 1997, and the results of its operations and its cash flows for the each of the three years then ended, respectively, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has no viable operations or significant assets and is dependent upon significant shareholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note
A. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.




                                   S. W. HATFIELD, CPA
Dallas, Texas
February 2, 2000

                  SHALLBETTER INDUSTRIES, INC.
                         BALANCE SHEETS
                December 31, 1999, 1998 and 1997



                                          1999        1998        1997
                             ASSETS
Current Assets
 Cash on hand and in bank               $     -      $    -      $    -

Total Assets                            $     -      $    -      $    -



              LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities                             $     -      $    -      $    -

Commitments and Contingencies

Shareholders' Equity
 Preferred stock - $0.01 par value.
  5,000,000 shares authorized;
  none issued and outstanding                 -           -           -
 Common stock - $0.01 par value.
  45,000,000 shares authorized.
  1,220,000, 220,000 and 220,000
  shares issued and outstanding          12,200       2,200       2,200
  Additional paid-in capital             17,529      17,529      17,529
 Accumulated deficit                    (19,729)    (19,729)    (19,729)
                                         10,000           -           -
 Stock   subscription   receivable      (10,000)          -           -

  Total shareholders' equity                  -           -           -

Total Liabilities and Shareholders'
  Equity                              $       -    $      -     $     -

The accompanying notes are an integral part of these financial statements

                  SHALLBETTER INDUSTRIES, INC.
       STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
          Years ended December 31, 1999, 1998 and 1997



                                         1999        1998        1997

Revenues                              $     -     $     -     $     -

Expenses
 General and administrative expenses        -           -           -

Income before Income Taxes                  -           -           -

Provision for Income Taxes                  -           -           -

Net Income                                  -           -           -

Other Comprehensive Income                  -           -           -

Comprehensive Income                  $     -     $     -     $     -

Net income per weighted-average
 share of common stock
 outstanding, calculated on
  Net Income - basic and fully diluted    nil         nil         nil

Weighted-average number of shares
 of common stock outstanding          225,479     220,000     220,000

The accompanying notes are an integral part of these financial statements

                  SHALLBETTER INDUSTRIES, INC.
          STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
          Years ended December 31, 1999, 1998 and 1997



                                       Additional                  Stock
                        Common Stock     paid-in   Accumulated subscription
                     Shares    Amount    capital     deficit    receivable Total
Balances at
 January 1, 1997    220,000   $ 2,200    $17,529    $(19,729)   $     -    $   -

Net income for
  the year                -         -          -           -          -        -

Balances at
 December 31,1997   220,000     2,200     17,529     (19,729)         -        -

Net income for
  the year                -         -          -           -          -        -

Balances at
 December 31, 1998  220,000     2,200     17,529     (19,729)         -        -

Sale of common stock
 on stock subscription
 agreement        1,000,000    10,000          -           -    (10,000)       -

Net income for
  the year                -         -          -           -          -        -

Balances at
 December 31,1999 1,220,000   $12,200    $17,529    $(19,729)  $(10,000)  $    -


The accompanying notes are an integral part of these financial statements

                  SHALLBETTER INDUSTRIES, INC.
                    STATEMENTS OF CASH FLOWS
          Years ended December 31, 1999, 1998 and 1997



                                              1999        1998        1997
Cash Flows from Operating Activities
 Net income for the year                     $     -    $     -    $     -
 Adjustments to reconcile net loss to
  net  cash provided by operating activities       -          -          -

 Net cash used in operating activities             -          -          -


Cash Flows from Investing Activities               -          -          -


Cash Flows from Financing Activities               -          -          -


Increase in Cash                                   -          -          -

Cash at beginning of period                        -          -          -

Cash at end of period                        $     -    $     -    $     -

Supplemental Disclosure of
 Interest and Income Taxes Paid
  Interest paid for the period               $     -    $     -    $     -
  Income taxes paid for the period           $     -    $     -    $     -

  The accompanying notes are an integral part of these financial statements

                  SHALLBETTER INDUSTRIES, INC.

                 NOTES TO FINANCIAL STATEMENTS


NOTE A - Organization and Description of Business

Shallbetter Industries, Inc. (Company) was initially incorporated on September 8, 1968 under the laws of the State of Minnesota. From inception through 1982, the Company was involved in the design, production and sale of custom electric power distribution equipment; including switchgears, panelboards, busducts, high and low voltage main entrance cabinets and substations. The Company also designed and marketed electrical apparatus to the mobile home industry.

On December 30, 1999, at a Special Meeting of the Shareholders, the following items were approved: 1) Restated Articles of Incorporation were filed with the State of Minnesota to increase the authorized number of common shares which may be issued from 250,000 at $0.10 par value to 45,000,000 shares at $0.01 par value and to authorize the issuance of up to 5,000,000 shares of $0.01 par value preferred stock and 2) to change the Company's year-end from August 31 to December 31. The effects of these changes are reflected in the accompanying financial statements as of the first day of the first period presented.

During 1982, the Company ceased all operations, liquidated all assets and settled all outstanding liabilities through a Chapter 7 action in the U. S. Bankruptcy Court.. Subsequent to the settlement and dismissal of the bankruptcy action , the Company has not conducted any business operations or maintained any assets. The current business purpose of the Company is to seek out and obtain a merger, acquisition or outright sale transaction whereby the Company's shareholders will benefit. The Company is not currently engaged in any negotiations and continues to seek an appropriate merger or acquisition candidate.

The Company is fully dependent upon funding under a Stock Subscription Agreement with a member of its current management and/or significant shareholders to provide sufficient working capital to preserve the integrity of the corporate entity. It is the intent of management and significant shareholders fulfill the obligations under the Stock Subscription Agreement to provide the necessary working capital necessary to support and preserve the integrity of the corporate entity.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - Summary of Significant Accounting Policies

1.Cash and cash equivalents

  The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

                  SHALLBETTER INDUSTRIES, INC.

NOTE B - Summary of Significant Accounting Policies - Continued

2.Income taxes

  With a 1999 effective change of control of the Company, all net operating loss carryforwards incurred prior to that time were negated in accordance with Section 382 of the Internal
  Revenue Code.

  At December 31, 1999, 1998 and 1997, the deferred tax asset and deferred tax liability accounts, as recorded when material, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization. Any deferred tax asset existing at these dates was fully reserved due to the unpredictability of their ultimate realization.

Earnings (Loss) per share

  Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings
  (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of December 31, 1999, 1998 and 1997, the Company has no warrants and/or options issued and outstanding.

NOTE C - Common Stock Transactions

On December 30, 1999, the Company filed Amended and Restated Articles of Incorporation with the State of Minnesota. The effect of these Articles was to increase the authorized number of common shares which may be issued from 250,000 at $0.10 par value to 45,000,000 shares at $0.01 par value. Additionally, the Restated Articles authorized the issuance of up to 5,000,000 shares of $0.01 par value preferred stock. The effect of these changes is reflected in the accompanying financial statements as of the first day of the first period presented.

On December 30, 1999, the Company entered into a $10,000 Stock Subscription Agreement with an individual, who became the Company's President and Sole Director on December 9, 1999, for the acquisition of 1,000,000 shares of restricted, unregistered $0.01 par value common stock. The Stock Subscription Agreement is scheduled to be paid in the following installments: February 1, 2000 - $3,000; April 1, 2000 - $3,500; June 1, 2000 - $3,500.
The February 1, 2000 installment was received as scheduled.

                  Accountant's Review Report


Board of Directors and Shareholders
Shallbetter Industries, Inc.

We have reviewed the accompanying balance sheets of Shallbetter Industries, Inc. (a Minnesota corporation) as of June 30, 2000 and 1999 and the accompanying statements of operations and comprehensive income for the six and three months ended June 30, 2000 and 1999 and statements of cash flows for the six months ended June 30, 2000 and 1999. These financial statements are prepared in accordance with the instructions for Form 10-QSB, as issued by the U. S. Securities and Exchange Commission, and are the sole responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression on an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based   on   our  review,  we  are  not  aware  of  any  material
modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has no viable operations or significant assets and is dependent upon significant shareholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note
A. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.



                                        S. W. HATFIELD, CPA
Dallas, Texas
August 7, 2000

                  Shallbetter Industries, Inc.
                         Balance Sheets
                     June 30, 2000 and 1999

                          (Unaudited)

                                                  June 30,       June 30,
                                                    2000           1999
                             ASSETS
Current Assets
 Cash on hand and in bank                       $   6,849         $    -

Total Assets                                    $   6,849         $    -



              LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities                                     $       -         $    -

Commitments and Contingencies

Shareholders' Equity
 Preferred stock - $0.01 par value.
   5,000,000 shares authorized;
   none issued and outstanding                          -              -
 Common stock - $0.01 par value.
   45,000,000 shares authorized.
   1,220,000 and 220,000
   shares issued and outstanding                   12,200          2,200
   Additional paid-in capital                      17,529         17,529
 Accumulated  deficit                             (22,052)       (19,729)
                                                    7,677              -
 Stock subscription receivable                       (828)             -

   Total shareholders' equity                       6,849              -

Total Liabilities and Shareholders' Equity      $   6,849       $      -


 The financial information presented herein has been prepared by management without audit by independent certified public accountants. See Accountant's Review Report
The accompanying notes are an integral part of these financial statements.

                  Shallbetter Industries, Inc.
       Statements of Operations and Comprehensive Income
       Six and Three months ended June 30, 2000 and 1999

                          (Unaudited)

                           Six months  Six months  Three months  Three months
                             ended       ended        ended         ended
                            June 30,    June 30,     June 30,      June 30,
                              2000        1999         2000          1999

Revenues                   $    -       $     -     $     -        $    -

Expenses
 General and administrative 2,323             -           -             -

  Total expenses            2,323             -           -             -

Loss before Income Taxes   (2,323)            -           -             -

Provision for Income Taxes      -             -           -             -

Net Loss                   (2,323)            -           -             -

Other comprehensive income      -             -           -             -

Comprehensive Income      $(2,323)     $      -     $     -        $    -

Loss per weighted-average share of
 common stock outstanding,
 computed on Net Loss - basic
 and fully diluted            nil            nil        nil           nil

Weighted-average number
  of shares of common
  stock outstanding     1,220,000        220,000  1,220,000       220,000


 The financial information presented herein has been prepared  by
management without audit   by   independent  certified  public  accountants.
See Accountant's Review Report
 The accompanying notes are an integral part of these financial statements.

                  Shallbetter Industries, Inc.
                    Statements of Cash Flows
            Six months ended June 30, 2000 and 1999

                          (Unaudited)

                                           Six months    Six months
                                             ended          ended
                                            June 30,     June 30,
                                             2000          1999
Cash Flows from Operating Activities
 Net Loss                                  $(2,323)      $    -
 Adjustments to reconcile net income to
  net cash provided by operating activities
     Decrease   in  accounts   payable           -            -

Net cash provided by (used in) operating
  activities                                (2,323)           -

Cash Flows from Investing Activities             -            -

Cash Flows from Financing Activities
 Cash received common stock subscription     9,172            -
 Advance    from   shareholder                   -            -

Net cash provided by financing activities    9,172            -

Increase (Decrease) in Cash and
  Cash Equivalents                           6,849            -

Cash and cash equivalents at  beginning
  of  period                                     -            -

Cash and cash equivalents at end of period  $6,849     $      -


Supplemental Disclosures of Interest and Income Taxes Paid
 Interest  paid  during  the  period        $    -     $      -
 Income  taxes  paid  (refunded)            $    -     $      -

The financial information presented herein has been prepared by management without audit by independent certified public accountants. See Accountant's Review Report
 The accompanying notes are an integral part of these financial statements.

                  Shallbetter Industries, Inc.

                 Notes to Financial Statements


NOTE A - Organization and Description of Business

Shallbetter Industries, Inc. (Company) was initially incorporated on September 8, 1968 under the laws of the State of Minnesota. From inception through 1982, the Company was involved in the design, production and sale of custom electric power distribution equipment; including switchgears, panelboards, busducts, high and low voltage main entrance cabinets and substations. The Company also designed and marketed electrical apparatus to the mobile home industry.

On December 30, 1999, at a Special Meeting of the Shareholders, the following items were approved: 1) Restated Articles of Incorporation were filed with the State of Minnesota to increase the authorized number of common shares which may be issued from 250,000 at $0.10 par value to 45,000,000 shares at $0.01 par value and to authorize the issuance of up to 5,000,000 shares of $0.01 par value preferred stock and 2) to change the Company's year-end from August 31 to December 31. The effects of these changes are reflected in the accompanying financial statements as of the first day of the first period presented.

During 1982, the Company ceased all operations, liquidated all assets and settled all outstanding liabilities through a Chapter 7 action in the U. S. Bankruptcy Court.. Subsequent to the settlement and dismissal of the bankruptcy action , the Company has not conducted any business operations or maintained any assets. The current business purpose of the Company is to seek out and obtain a merger, acquisition or outright sale transaction whereby the Company's shareholders will benefit. The Company is not currently engaged in any negotiations and continues to seek an appropriate merger or acquisition candidate.

The Company is fully dependent upon funding under a Stock Subscription Agreement with a member of its current management and/or significant shareholders to provide sufficient working capital to preserve the integrity of the corporate entity. It is the intent of management and significant shareholders fulfill the obligations under the Stock Subscription Agreement to provide the necessary working capital necessary to support and preserve the integrity of the corporate entity.

During interim periods, the Company follows the accounting policies set forth in its annual audited financial statements accompanying these interim financial statements and notes to the financial statements. The information presented within these interim financial statements may not include all disclosures required by generally accepted accounting principles and the users of financial information provided for interim periods should refer to the annual financial information and footnotes when reviewing the interim financial results presented herein.

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the U. S. Securities and Exchange Commission's instructions for Form 10-QSB, are unaudited and contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 31, 2000.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  Shallbetter Industries, Inc.

NOTE B - Summary of Significant Accounting Policies

Cash and cash equivalents

   The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.  Income taxes

   With a 1999 effective change of control of the Company, all net operating loss carryforwards incurred prior to that time were negated in accordance with Section 382 of the Internal
   Revenue Code.

   At  June  30,  2000  and  1999, the  deferred  tax  asset  and deferred tax liability accounts, as recorded when material, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization. Any deferred tax asset existing at these dates was fully reserved due to the unpredictability of their ultimate realization.

3.   Earnings (Loss) per share

   Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings
   (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of June 30, 2000 and 1999, the Company has no warrants and/or options issued and outstanding.

NOTE C - Common Stock Transactions

On December 30, 1999, the Company filed Amended and Restated Articles of Incorporation with the State of Minnesota. The effect of these Articles was to increase the authorized number of common shares which may be issued from 250,000 at $0.10 par value to 45,000,000 shares at $0.01 par value. Additionally, the Restated Articles authorized the issuance of up to 5,000,000 shares of $0.01 par value preferred stock. The effect of these changes is reflected in the accompanying financial statements as of the first day of the first period presented.

On December 30, 1999, the Company entered into a $10,000 Stock Subscription Agreement with an individual, who became the Company's President and Sole Director on December 9, 1999, for the acquisition of 1,000,000 shares of restricted, unregistered $0.01 par value common stock. The Stock Subscription Agreement is scheduled to be paid in the following installments: February 1, 2000 - $3,000; April 1, 2000 - $3,500; June 1, 2000 - $3,500.
As of June 30, 1999, approximately $9,172 of the scheduled amounts have been received.